UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number_________

NOTIFICATION OF LATE FILING

(Check One)   [ ] Form 10-K   [ ] Form 20-F    [ ] Form 11-K   [X] Form 10-Q    [ ] Form N-SAR

For Period Ended: September 30, 2003

[ ]	Transition Report on Form 10-K	[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form 20-F	[ ]	Transition Report on Form N-SAR
[ ]	Transition Report on Form 11-K
For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the
Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Alliance Capital Management Holding L.P.

Full Name of Registrant

Former Name if Applicable

1345 Avenue of the Americas

Address of Principal Executive Office (Street and number)

New York, NY 10105

City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[x]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

     We seek relief pursuant to Rule 12b-25(b) to file a late Form 10-Q. The Form 10-Q for the period ended September 30, 2003 could not be filed without unreasonable effort or expense and the subject quarterly report will be filed on or before the fifth calendar day following the prescribed due date of November 14, 2003.

     The SEC and the Office of the New York State Attorney General (“NYAG”) are investigating practices in the mutual fund industry identified as “market timing” and “late trading” of mutual fund shares. Alliance Capital has been cooperating with these authorities and has been conducting its own internal investigation into these matters. In addition to the SEC’s and the NYAG’s investigations, numerous private plaintiff lawsuits have been filed against Alliance Capital making a variety of allegations relating to market timing and late trading. Based on the latest information available to it, management of Alliance Capital recently decided to record a $190 million charge to income for the quarter ended September 30, 2003 in connection with these matters. We are delaying the filing of our Form 10-Q in order to reflect the effect of the charge where necessary in the Form 10-Q.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Adam R. Spilka	212	969-2326

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). [x] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the ongoing analysis of the possible financial impact on us of the matters described in “Part III – Narrative”, we are unable at this time to provide estimates of the anticipated changes in our results of operations.

Alliance Capital Management Holding L.P.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2003	By	/s/ Robert H. Joseph, Jr.

			Name:	Robert H. Joseph, Jr.

			Title:	Senior Vice President and
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTION

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5.	ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

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